UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☒ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: December 31, 2023

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended: _________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Infobird Co., Ltd

Full Name of Registrant

N/A

Former Name if Applicable

Room 706, 7/F, Low Block, Grand Millennium Plaza,

181 Queen’s Road Central, Central, Hong Kong

Address of Principal Executive Office (Street and Number)

Hong Kong

City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Infobird Co., Ltd (the “Company”) is unable to file, without unreasonable effort and expense, its annual report on Form 20-F for the fiscal year ended December 31, 2023 (the “Form 20-F”), because it and its independent registered public account   firm requires additional time to finalize the Form 20-F. The Company plans to file the Form 20-F no later than the fifteenth calendar day after its prescribed due date.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Yiting Song	+852	3690 9227
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
☒ Yes ☐No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively  , and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On August 11, 2023, Infobird Co., Ltd (the “Company”) entered into the Agreement with CRservices, a Mahé Island limited company and a shareholder of the Company, pursuant to which, the Company agreed to sell all the issued shares of Infobird International Limited (“Infobird HK”), for a consideration of HK$10,000. Infobird HK owns 100% of the equity interests of the Infobird Digital Technology (Beijing) Co., Ltd., which, in turn, controls the VIE and its subsidiaries, through a series of contractual arrangements in the PRC, Infobird HK, through the VIE and its subsidiaries, is engaged in the software-as-a-service, or SaaS business, providing AI-powered, or artificial intelligence enabled, customer engagement solutions in China, held substantially all of the assets of the Company and generated substantially all of the revenues of the Company prior to the Sale. Pursuant to the Agreement, upon execution of the Agreement, the Company will no longer be involved in the business operation of Infobird HK and relinquish all rights and interests in the allocation of Infobird HK’s property and profits. The sale was completed on the same day. Upon completion, the Company ceased to have any business operation in mainland China.

The Company’s total revenue from continuing operations and discontinued operations for the year ended December 31, 2023 was anticipated to be approximately $2.9 million, decreased by $2.6 million, or 47.9%, from $5.5 million for the year ended December 31, 2022. The Company’s net loss for the years ended December 31, 2023 was anticipated to be approximately $8.6 million, decreased by $7.6 million, or 47.0%, from $16.2 million for the year ended December 31, 2022.

Infobird Co., Ltd

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: April 29, 2024	By:	/s/ Yiting Song
Yiting Song

Chief Financial Officer